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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 April 10, 2001


                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)



                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)


                               Neurottstrasse 16
                                 69190 Walldorf
                          Federal Republic of Germany
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  [X]             Form 40-F  [  ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes  [  ]                  No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.






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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

The following material has been distributed to holders of American Depositary Receipts representing the preference shares, without nominal value (the "Preference Shares"), of SAP Aktiengesellschaft Systeme, Anwendungen, Produckte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"):


(i) Invitation to 14th Annual General Meeting of Shareholders and Special Meeting of holders of Preference Shares to be held on May 3, 2001, attached as Exhibit 99.1 hereto and incorporated by reference herein;


(ii) Supplement to the Invitation to the 14th Annual General Meeting of Shareholders and Special Meeting of Preference Shareholders attached as
       Exhibit 99.2 hereto and incorporated by reference herein; and


(iii) English Version of the 2000 Annual Report of the Company, incorporated by reference herein.


For purposes of this Form 6-K, the Company has omitted the 2000 Annual Report of the Company and, pursuant to Rule 12b-23 under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is incorporating therein by reference to pages F-1 through F-48 of the Company's Annual Report on Form 20-F for 2000 filed with the U.S. Securities and Exchange Commission (the "SEC") on March 28, 2001.


Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.





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                                    EXHIBITS

Exhibit No.      Exhibit
-----------      -------
99.1             Invitation to 14th Annual General Meeting of Shareholders and
                 Special Meeting of holders of Preference Shares to be held on
                 May 3, 2001

99.2 Supplement to the Invitation to the 14th Annual General Meeting of Shareholders and Special Meeting of Preference Shareholders




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAP AKTIENGESELLSCHAFT SYSTEME,
                                            ANWENDUNGEN, PRODUKTE IN DER
                                            DATENVERARBEITUNG
                                            (Registrant)



                                        By:  /s/ Henning Kagermann
                                            ------------------------------------
                                            Name:  Prof. Dr. Henning Kagermann
                                            Title: CEO and Co-Chairman




                                        By:  /s/ Gerhard Oswald
                                            ------------------------------------
                                            Name:  Gerhard Oswald
                                            Title: Member of the Executive Board


Date: April 10, 2001









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                                  EXHIBIT INDEX

Exhibit No.      Exhibit
-----------      -------
99.1             Invitation to 14th Annual General Meeting of Shareholders and
                 Special Meeting of holders of Preference Shares to be held on
                 May 3, 2001





99.2 Supplement to the Invitation to the 14th Annual General Meeting of Shareholders and Special Meeting of Preference Shareholders



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